

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2014

<u>Via E-mail</u>
Mr. Joel A. Littman
Chief Financial Officer
CPI International Holding Corp.
811 Hansen Way
Palo Alto, California 94303

      Re: CPI International Holding Corp.
                Form 10-K for the Fiscal Year Ended September 27, 2013
                Filed December 10, 2013
                File No. 333-173372-07

Dear Mr. Littman:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Martin James

      Martin James
      Senior Assistant Chief Accountant